Exhibit 99.1

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(US$000s except share amounts, CDN GAAP)
(Unaudited)

	Three months ended November 30,		Nine months ended November 30,

	2004	2003	2004	2003

		(restated )		(restated )
Revenue		Note 3		Note 3
Product license	$ 91,580	$ 72,551	$ 233,012	$ 192,586
Product support	81,031	68,676	231,974	198,965
Services	37,755	31,000	104,219	89,420

Total revenue	210,366	172,227	569,205	480,971

Cost of revenue
Cost of product license	578	1,121	1,745	3,338
Cost of product support	8,508	7,051	22,757	20,793
Cost of services	28,574	22,924	81,506	65,286

Total cost of revenue	37,660	31,096	106,008	89,417

Gross margin	172,706	141,131	463,197	391,554

Operating expenses
Selling, general, and administrative	102,206	85,959	282,945	247,692
Research and development	26,987	22,265	76,694	67,273
Amortization of stock based compensation	4,989	5,905	12,275	19,074
Amortization of intangible assets	1,922	2,601	5,163	7,671
Investment tax credits	(4,411)	(4,609)	(12,005)	(11,864)

Total operating expenses	131,693	112,121	365,072	329,846

Operating income	41,013	29,010	98,125	61,708
Interest expense	(22)	(552)	(101)	(877)
Interest income	1,909	975	5,094	3,562

Income before taxes	42,900	29,433	103,118	64,393
Income tax provision	12,914	11,412	32,140	29,626

Net income	$ 29,986	$ 18,021	$ 70,978	$ 34,767
Retained earnings at beginning of the period	228,245	245,629	205,768	215,714
Retroactive adjustment due to change in accounting
policy	--	(90,939)	--	(77,770)
Repurchase of shares	(7,446)	--	(25,961)	--

Retained earnings at end of the period	$ 250,785	$ 172,711	$ 250,785	$ 172,711

Net income per share
Basic	$0.33	$0.20	$0.79	$0.39

Diluted	$0.32	$0.19	$0.76	$0.38

Weighted average number of shares (000s)
Basic	90,621	89,692	90,364	89,133

Diluted	93,235	92,614	92,925	91,779

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED BALANCE SHEETS
(US$000s, CDN GAAP)

	November 30, 2004	February 29, 2004

Assets	(Unaudited )	(Note 1)
Current assets
Cash and cash equivalents	$ 313,937	$ 224,830
Short-term investments	125,430	163,411
Accounts receivable	142,763	152,859
Prepaid expenses and other current assets	14,832	16,668
Deferred tax assets	1,656	2,445

	598,618	560,213
Fixed assets	73,622	71,292
Intangible assets	29,722	25,269
Goodwill	222,883	172,323

	$ 924,845	$ 829,097

Liabilities
Current liabilities
Accounts payable	$ 33,415	$ 30,698
Accrued charges	30,524	25,483
Salaries, commissions, and related items	68,576	59,903
Income taxes payable	13,809	5,875
Deferred revenue	153,137	178,752

	299,461	300,711
Deferred income taxes	22,932	18,730

	322,393	319,441

Stockholders’ Equity
Capital stock
Common shares and additional paid-in capital
(November 30, 2004 - 90,825,717; February 29, 2004 - 89,902,895)	392,139	339,297
Treasury shares
(November 30, 2004 - 46,375; February 29, 2004 - 43,500)	(1,199)	(1,065)
Deferred stock-based compensation	(42,872)	(32,903)
Retained earnings	250,785	205,768
Accumulated other comprehensive income (loss)	3,599	(1,441)

	602,452	509,656

	$ 924,845	$ 829,097

(See accompanying notes)

COGNOS INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$000s, CDN GAAP)
(Unaudited)

	Three months ended November 30,		Nine months ended November 30,

	2004	2003	2004	2003

Cash flows from operating activities
Net income	$ 29,986	$ 18,021	$ 70,978	$ 34,767
Non-cash items
Depreciation and amortization	7,909	7,744	21,411	23,182
Amortization of deferred stock-based compensation	5,098	6,120	12,789	19,679
Amortization of other deferred compensation	--	44	7	168
Deferred income taxes	(1,440)	1,057	(86)	4,772
Loss on disposal of fixed assets	89	76	213	539

	41,642	33,062	105,312	83,107
Change in non-cash working capital
Decrease (increase) in accounts receivable	(14,405)	(5,716)	22,056	26,181
Decrease (increase) in prepaid expenses and other current assets	3,980	2,327	4,151	(1,533)
Increase (decrease) in accounts payable	3,864	837	(3,121)	(9,941)
Decrease in accrued charges	(2,346)	(4,610)	(4,243)	(11,682)
Increase (decrease) in salaries, commissions, and related items	8,580	6,647	1,305	(7,141)
Increase (decrease) in income taxes payable	7,630	3,967	7,586	5,126
Decrease in deferred revenue	(10,051)	(7,314)	(31,542)	(22,665)

Net cash provided by operating activities	38,894	29,200	101,504	61,452

Cash flows from investing activities
Maturity of short-term investments	75,897	88,663	320,571	205,473
Purchase of short-term investments	(125,460)	(144,406)	(282,421)	(277,445)
Additions to fixed assets	(4,261)	(5,784)	(11,971)	(17,282)
Additions to intangible assets	(242)	(381)	(771)	(1,067)
Acquisition costs, net of cash and cash equivalents	(49,706)	(254)	(49,706)	(484)

Net cash used in investing activities	(103,772)	(62,162)	(24,298)	(90,805)

Cash flows from financing activities
Issue of common shares	12,978	8,896	32,143	27,005
Purchase of treasury shares	--	--	(335)	(564)
Repurchase of shares	(7,965)	--	(27,820)	--
Decrease in long-term debt and long-term liabilities	--	--	--	(1,697)

Net cash provided by (used in) financing activities	5,013	8,896	3,988	24,744

Effect of exchange rate changes on cash	9,020	4,111	7,913	8,248

Net increase (decrease) in cash and cash equivalents	(50,845)	(19,955)	89,107	3,639
Cash and cash equivalents, beginning of period	364,782	186,182	224,830	162,588

Cash and cash equivalents, end of period	313,937	166,227	313,937	166,227
Short-term investments, end of period	125,430	154,668	125,430	154,668

Cash, cash equivalents, and short-term investments, end of period	$ 439,367	$ 320,895	$ 439,367	$ 320,895

(See accompanying notes)

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Corporation in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to interim financial statements applied on a consistent basis. The consolidated balance sheet as at February 29, 2004 has been extracted from the audited consolidated financial statements at that date. These consolidated financial statements do not include all of the information and footnotes required in the preparation of annual consolidated financial statements. These unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Corporation’s Annual Information Form for the fiscal year ended February 29, 2004.

The preparation of these unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

All information is presented in U.S. dollars, unless otherwise stated. Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

2.	Revenue Recognition

The Corporation recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants.

Substantially all of the Corporation’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. Revenue from these licenses is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a license includes the right to return the product for refund or credit, revenue is deferred, until the right of return lapses.

Revenue from product support contracts is recognized ratably over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts, and that would not have been incurred but for the acquisition of that contract, are deferred and expensed in the period the related revenue is recognized. These costs include commissions payable on sales of support contracts.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

Services revenue from education, consulting, and other services is recognized at the time such services are rendered. Many of the Corporation’s sales include both software and services. Where the service is (1) not essential to the functionality of any other element of the transaction and (2) stated separately such that the total price of the arrangement is expected to vary as a result of the inclusion or exclusion of the service, the software element is accounted for separately from the service element. Where these two criteria are not met, the entire arrangement is accounted for using the percentage of completion method in accordance with SOP 81-1, Accounting for Performance of Construction Type and Certain Production Type Contracts.

For contracts with multiple obligations (e.g., delivered and undelivered products, support obligations, education, consulting, and other services), the Corporation allocates revenue to the undelivered items of the contract based on objective and reliable evidence of their fair value. Fair value is assigned to the delivered item using the residual method as outlined in Emerging Issues Committee Abstract 142, Revenue Arrangement with Multiple Deliverables. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the fair value of the undelivered items. Objective and reliable evidence of the fair value of product support elements is the renewal rate for such contracts and, for service elements, is the normal pricing and discounting practices for those products when they are sold separately; the residual is then assigned to the license element of the contract.

3.	Changes in Accounting Policy

In the fourth quarter of fiscal 2004, the Corporation adopted CICA Handbook section 3870, Stock-based Compensation and Other Stock-based payments, (“CICA 3870”) which requires the fair value based method of accounting for all stock-based compensation earned during the year. Under this method, the fair value of options is estimated on the date of grant and is recognized as compensation expense over the vesting period of the options. For stock purchase plans, the discount offered to employees is also considered as compensation expense and deducted from income. Prior to fiscal 2004, the Corporation accounted for all grants of options to directors and employees in accordance with the intrinsic value method of accounting for stock-based compensation which requires a compensation expense to be recorded if the exercise price of each option was less than the fair market value on the date immediately preceding the date of grant.

This change was applied retroactively effective March 1, 2003 to all stock options outstanding at March 1, 2000. The results of operations for the three and nine-month periods ended November 30, 2003 have been restated and an adjustment to the opening balance of retained earnings at March 1, 2003 has been made to reflect the cumulative effect of the change on prior periods. This is in accordance with the transitional provisions of CICA 3870.

The effect of this change was to decrease net earnings by $4,989,000 or $0.05 per share and by $5,905,000 or $0.06 per share for the three-month periods ended November 30, 2004 and November 30, 2003, respectively. For the nine-month periods ended November 30, 2004 and November 30, 2003, net earnings decreased by $12,275,000 or $0.13 per share and by $19,074,000 or $0.21 per share, respectively, due to this change. The opening retained earnings at March 1, 2003 and September 1, 2003 have been reduced by $77,770,000 and $90,939,000, respectively, due to this change in accounting policy.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three months ended November 30,		Nine months ended November 30,

	2004	2003	2004	2003

Risk-free interest rates	3.2%	3.0%	3.2%	2.9%
Expected volatility	51.0%	57.1%	51.0%	57.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected life of options (years)	4.3	4.3	4.3	4.3

4.	Goodwill

During the three and nine months ended November 30, 2004, there were additions to goodwill in the amount of $50,560,000 resulting from the acquisition of Frango AB (“Frango”). See Note 11. During the three and nine months ended November 30, 2003, there were additions to goodwill of $254,000 and $484,000, respectively. The additions during the three and nine months ended November 30, 2003 were related to additional consideration paid to the former shareholders of Teijin Cognos Incorporated (“TCI”). This additional consideration was based on the net revenue of TCI during each quarter as per the terms of the original purchase agreement. The Corporation has designated the beginning of its fiscal year as the date for the annual impairment test, and performed the required test as of March 1, 2004. Based on this test, goodwill is not considered to be impaired.

	Three months ended November 30,		Nine months ended November 30,

	2004	2003	2004	2003

	($000s)		($000s)
Beginning balance	$172,323	$170,221	$172,323	$169,991
Additions	50,560	254	50,560	484

Closing balance	$222,883	$170,475	$222,883	$170,475

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

5.	Intangible Assets

	As at November 30, 2004		As at February 29, 2004

	Cost	Accumulated Amortization	Cost	Accumulated Amortization	Amortization Rate

	($000s)		($000s)
Acquired technology	$ 40,419	$21,351	$ 33,381	$18,161	20%
In-process technology	38,400	37,523	38,400	36,774	20%
Deferred compensation	8,945	8,945	8,945	8,938	Compensation Period
Contractual relationships	9,608	1,878	7,800	1,109	12.5%
Trademarks and patents	4,390	2,343	3,620	1,895	20%

	101,762	$72,040	92,146	$66,877

	(72,040)		(66,877)

Net book value	$ 29,722		$ 25,269

During the three and nine months ended November 30, 2004, there were additions to acquired technology and contractual relationships in the amount of $7,038,000 and $1,808,000, respectively, resulting from the acquisition of Frango. See Note 11. During the three and nine months ended November 30, 2004, there were additions to trademarks and patents in the amount of $241,000 and $770,000, respectively.

Amortization of intangible assets was $1,922,000 and $2,601,000 in the quarters ended November 30, 2004 and November 30, 2003, respectively, and was $5,163,000 and $7,671,000 in the nine months ended November 30, 2004 and November 30, 2003, respectively. The estimated amortization expense related to intangible assets is as follows ($000s):

2005 (Q4)	$2,050
2006	7,797
2007	7,060
2008	6,407
2009	2,883
2010	2,103
2011 and thereafter	1,422

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

6.	Commitments and Contingencies

Customer Indemnification

The Corporation has entered into licensing agreements with customers that include limited intellectual property indemnification clauses. These clauses are typical in the software industry and require the Corporation to compensate the customer for certain liabilities and damages incurred as a result of third party intellectual property claims arising from these transactions. The Corporation has not made any significant indemnification payments as a result of these clauses and, in accordance with Accounting Standards Boards Accounting Guideline (“AcG”) No. 14 Disclosure of Guarantees, has not accrued any amounts in relation to these indemnification clauses.

Legal Proceedings

The Corporation and its subsidiaries may, from time to time, be involved in legal proceedings, claims, and litigation that arise in the ordinary course of business. In the event that any such claims or litigation are resolved against Cognos, such outcomes or resolutions could have a material adverse effect on the business, financial condition, or results of operations of the Corporation.

7.	Income Taxes

The Corporation provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year.

8.	Stockholders’ Equity

The Corporation issued 625,000 common shares for $13.0 million, and 543,000 common shares for $8.9 million during the quarters ended November 30, 2004, and November 30, 2003, respectively. The Corporation issued 1,727,000 common shares for $32.1 million and 1,769,000 common shares for $27.0 million during the nine months ended November 30, 2004, and November 30, 2003, respectively. The issuance of shares in all periods was pursuant to the Corporation’s stock purchase plan and the exercise of stock options by employees and officers.

The Corporation repurchases shares under a share repurchase program and under a restricted share unit plan. During the three and nine months ended November 30, 2004, the Corporation repurchased 217,000 shares at a value of $8.0 million and 804,000 shares at a value of $27.8 million, respectively, in the open market under its share repurchase program. During the three and nine months ended November 30, 2003, the Corporation did not repurchase any shares under its stock repurchase program.

The Corporation did not repurchase shares under its restricted share unit plan during the three months ended November 30, 2004 and November 30, 2003. During the nine-month periods ended November 30, 2004 and November 30, 2003, the Corporation repurchased 10,000 shares at a value of $0.3 million and 21,000 shares at a value of $0.6 million, respectively, under its restricted share unit plan.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

Net Income per Share

The reconciliation of the numerator and denominator for the calculation of basic and diluted net income per share is as follows: (000s except per share amounts)

	Three months ended November 30,		Nine months ended November 30,

	2004	2003	2004	2003

Basic Net Income per Share
Net income	$29,986	$18,021	$70,978	$34,767

Weighted average number of shares
outstanding	90,621	89,692	90,364	89,133

Basic net income per share	$0.33	$0.20	$0.79	$0.39

Diluted Net Income per Share
Net income	$29,986	$18,021	$70,978	$34,767

Weighted average number of shares
outstanding	90,621	89,692	90,364	89,133
Dilutive effect of stock options	2,614	2,922	2,561	2,646

Adjusted weighted average number of
shares outstanding	93,235	92,614	92,925	91,779

Diluted net income per share	$0.32	$0.19	$0.76	$0.38

9.	Comprehensive Income

Comprehensive income includes net income and other comprehensive income (“OCI”). OCI refers to changes in net assets from transactions and other events, and circumstances not included in net income and other than transactions with stockholders. These changes are recorded directly as a separate component of Stockholders’ Equity. The only other comprehensive income item for the Corporation relates to foreign currency translation adjustments pertaining to those subsidiaries not using the U.S. dollar as their functional currency net of derivative gains or losses. For Canadian GAAP, this would be referred to as the currency translation account.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The components of comprehensive income were as follows ($000’s):

	Three months ended November 30,		Nine months ended November 30,

	2004	2003	2004	2003

Net income	$29,986	$18,021	$70,978	$34,767
Other comprehensive income:
Foreign currency translation adjustments	5,373	2,931	5,040	9,267

Comprehensive income	$35,359	$20,952	$76,018	$44,034

10.	Segmented Information

The Corporation operates in one business segment—computer software solutions.

11.	Acquisitions

Frango

On September 29, 2004, the Corporation announced that it had successfully completed a tender offer for the shares of Frango, a Stockholm Sweden based company with global operations. The acquisition was accounted for using the purchase method of accounting in accordance with CICA Handbook section 1581, Business Combinations. Frango specializes in consolidation and financial reporting solutions. The Corporation acquired Frango primarily to add Frango’s consolidation and financial reporting software to its product suite and also to access Frango’s workforce and distribution channels in Europe and Asia, all part of the Corporation’s broader strategy to lead the CPM market. The acquisition of Frango further strengthens the Corporation’s product offering to the office of finance, a key entry point with its customers. The aggregate purchase consideration was approximately $53,088,000 paid in cash. Direct costs associated with the acquisition were approximately $1,916,000.

An independent appraisal valued the in-process research and development at an immaterial amount, and therefore the purchase of Frango did not involve the write-off of any in-process research and development.

The purchase price allocation is not yet final, particularly as it relates to the fair valuation of certain items such as accounts receivable, intangibles, deferred revenue, and accrued liabilities, the restructuring plan as discussed below and goodwill.

Based on an independent appraisal, an initial estimate of $8,846,000 of the purchase price was allocated to intangible assets, subject to amortization. Of this amount, $7,038,000 was allocated to acquired technology and $1,808,000 was allocated to contractual relationships. Neither intangible asset is expected to have any residual value. The amortization period for the acquired technology is five years whereas the amortization period for the contractual relationships is approximately eight years. The weighted average amortization for these intangible assets acquired is approximately six years. The fair values of these intangible assets were assigned using the discounted cashflow method, which discounts the present value of the free cashflows expected to be generated by the assets. The amortization periods were determined using the estimated economic useful life of the asset.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

In the allocation of purchase price, an initial estimate of $50,560,000 was assigned to goodwill. This represents the excess of the purchase price paid for Frango over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill will not be amortized but will be subject to annual impairment testing, in accordance with the Corporation’s accounting policy. The goodwill is not deductible for tax purposes.

The purchase price, which is subject to final adjustment, is allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as noted below: ($000s)

Frango AB
Assets acquired:
Cash	$ 3,382
Accounts receivable, net	8,896
Prepaid expenses	2,220
Fixed assets	647
Intangible assets	8,846

23,991

Liabilities assumed:
Accrued expenses	3,174
Deferred revenue	1,523
Other current liabilities	8,596
Restructuring	5,074
Deferred tax liabilities on intangibles	3,096

21,463

Net assets acquired	2,528
Goodwill
50,560

Purchase price	$53,088

Purchase price consideration

Cash	$53,088

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The Corporation undertook a restructuring plan in conjunction with the acquisition of Frango. In accordance with Emerging Issues Committee (“EIC”) No. 114, Liability Recognition for Costs Incurred on Purchase Business Combinations, the liability associated with this restructuring is considered a liability assumed in the purchase price allocation. This restructuring was primarily related to involuntary employee separations of approximately 20 employees of Frango and accruals for vacating leased premises of Frango. The employee separations impacted all functional groups, primarily in Europe. The restructuring accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items. The plan is not yet finalized and as a result, there may be unresolved contingencies, purchase price allocation issues, or additional liabilities that could result in a material adjustment to the acquisition cost allocation.

($000s)	Employee separations	Other restructuring accruals	Total

Restructuring accrual at September 30, 2004	$2,311	$2,763	$5,074
Cash payments	--	--	--
Foreign Exchange Adjustment	135	164	299

Balance as at November 30, 2004	$2,446	$2,927	$5,373

The Corporation has elected not to disclose pro-forma combined results of operations as they are not material to the financial statements.

Adaytum

The Corporation undertook a restructuring plan in conjunction with the acquisition of Adaytum in January 2003. In accordance with EIC No. 42, Costs Incurred on Business Combinations, the liability associated with this restructuring is considered a liability assumed in the purchase price allocation. The Corporation recorded restructuring costs of approximately $9.2 million in relation to this restructuring plan. These restructuring costs primarily relate to involuntary employee separations of approximately 90 employees of Adaytum, accruals for vacating leased premises of Adaytum, and related write-downs of leasehold improvements as well as asset write-downs of Adaytum. The employee separations impact all functional groups and geographic regions of Adaytum. The remaining accrual is included on the balance sheet as accrued charges and salaries, commissions, and related items. All amounts excluding lease payments are expected to be settled in fiscal 2005. Outstanding balances for lease payments will be paid over the lease term unless settled earlier. Settlement of obligations at an amount lower than that currently accrued will result in an adjustment to goodwill, settlement at a higher amount would be expensed in the period in which the determination is made.

COGNOS INCORPORATED
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(All amounts in U.S. dollars, unless otherwise stated)
(In accordance with CDN GAAP)

The following table sets forth the activity in the Corporation’s restructuring accrual for the nine-month period ended November 30, 2004: ($000s)

	Employee separations	Other restructuring accruals	Total

Balance as at February 29, 2004	$ 945	$3,498	$4,443
Cash payments during the first nine
months of fiscal 2005	(563)	(193)	(756)

Balance as at November 30, 2004	$ 382	$3,305	$3,687

12.	Comparative Results

Certain of the prior period’s figures have been reclassified in order to conform to the presentation adopted during the current fiscal year. This change in presentation does not affect previously reported assets, liabilities, or results of operations.

13.	New Accounting Pronouncements

During October 2003, CICA Handbook section 1100, Generally Accepted Accounting Principles (“CICA 1100”), was issued and is effective for the Corporation’s fiscal year beginning March 1, 2004. CICA 1100 establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within GAAP. The adoption of CICA 1100 did not have a material impact on the Corporation’s financial condition or results of operations.

In June 2003, the CICA issued Accounting Guideline No.15, Consolidation of Variable Interest Entities (“AcG-15”). AcG-15 requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. A variable interest entity is any legal structure used for business purposes that either (a) does not have equity investors or has equity investors that lack characteristics of control; or (b) the equity investment at risk does not provide sufficient financial resources for the entity to support its activities. AcG 15 is effective for reporting periods beginning on or after November 1, 2004 but may be adopted beforehand. The Corporation has determined that it owns a minority interest in an undercapitalized distributor that qualifies as a variable interest entity. The Corporation adopted AcG 15 on May 31, 2004 and its adoption did not have a material impact on the Corporation’s financial condition or results of operations.